UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001- 39258

BTC Digital Ltd.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change in the Composition of the Board Committees

On February 19, 2024, Mr. Peng Xu and Mr. Peng Sigang resigned from their positions as members of the Nominating and Corporate Governance Committee and the Compensation Committee of the Board of Directors of BTC Digital Ltd. (the “Company”), effectively immediately.

On the same date, the Board of Directors of the Company appointed Mr. Jiang Yuejun and Ms. Ren Ye as members of the Nominating and Corporate Governance Committee and the Compensation Committee, effective February 19, 2024. The resignation and the appointment of the committee members were conducted to ensure that the committees have at least three members, each of whom is an independent director as defined under Nasdaq Rule 5605(a)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BTC Digital Ltd.
(Registrant)

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

Date: February 20, 2024

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